Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On October 1, 2010, Southwest Airlines Co. included a video on its intranet website. A transcript of the video, which is also available in print on the intranet website, is included below.

This Week’s View From The WNdow Seat

Gary Kelly>> It will provide new low fare competition to nearly all legacy carrier hubs in the United States that we do not serve today, offering millions of consumers new affordable travel options.

Megan>> This week, the acquisition announcement that took the aviation world by surprise.

Ashley>> We’ll look at what bringing AirTran into the Southwest family could mean for all of us - and it’s an exciting future!

Megan >> Welcome to the WNdow Seat. I’m Community Relations and Giving Senior Manager Megan Wood.

Ashley>>And I’m Communications Analyst Ashley Pettit.

Megan>> As Gary said following the news conference - Now, the real work begins as Southwest’s work to successfully acquire AirTran Holdings, Inc., AirTran Airways’ parent company, means more for us all - more routes, more destinations, and more opportunity.

Ashley>> So, what happens next? Well, the transaction is subject to certain approvals. Until closing, the two companies will continue to operate as independent airlines. For now, there will be no changes in how we do business in the near term as a result of the transaction.

Then, we need D-O-J and other certain regulatory approvals and AirTran stockholder approval.

After closing, the plan is to integrate AirTran and Southwest within two years.

Megan>> We’ve already seen a lot of questions here on SWALife - so time to ask Bob Jordan, our E-V-P of Strategy and Planning.

Ashley>> Las Vegas Ops Agent Scott Walos was curious about our Customer Experience.

Bob Jordan>> Well Scott, there are a ton of things to work through as far as planning this acquisition, and planning the integration, and so there are a lot of things we don’t know. But a couple things we do know – we have a strong brand here at Southwest and we know we’re going to keep our open seating, we’re going to keep our boarding process, we are not going to have business class, but there are a lot of things that we’re open to thinking about as we merge the companies.

Megan>> Jordan Rhea, in Las Vegas Ground Ops, asked if we’d be sticking with the 737 and not adding the 717 to the fleet.

Bob>> Well Jordan, we are actually very excited because AirTran has an all boeing fleet just like we do, and we will be adding the 86 717’s that they have, and we’re very excited about that. They use those to serve a lot of smaller markets, and if you think about next spring, we’ll be adding dots like Greenville and Charleston that are smaller cities for us and we’re very excited about the possibility of the 717.

Ashley>> Michelle Campbell in the Albuquerque Center posted 10 minutes after the announcement - Exciting news, but isn’t anyone concerned that, as a whole, we might be over-extending?

Bob>> You know Michelle, we have a lot of priorities, we have a lot of big projects – we’re working on Rapid Rewards, we’re working on a new res system, and now we’ve got this big project with AirTran. Yeah we’ve got to backup and re prioritize some things, we’ve got to think about it, but I am not concerned at all. We’ve got a great group and we can get this done.

Megan>> There’s a lot more at a special web site - lowfaresfarther.com.

Ashley>> Be sure to share it with friends, family, and Customers who would like to know a little bit more.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at http://www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5187.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on, and include statements about, Southwest’s estimates, expectations, beliefs, intentions, and strategies for the future. Specific forward-looking statement include, without limitation, statements regarding Southwest’s plans and expectations with respect to the acquisition of AirTran and the anticipated impact of the acquisition on Southwest’s financial and operational results, including without limitation, the expected impact of the acquisition on (i) Southwest’s strategies and goals; (ii) its growth and competitive position; (iii) its Customer experience; (iv) its future operations, including fleet plans; (v) its integration plans; and (vi) its results of operations. These forward-looking statements are based on Southwest’s current intent, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest’s operations.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.